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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-8

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                          CHRIS-CRAFT INDUSTRIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                    Delaware
                         (State or Other Jurisdiction of
                         Incorporation or Organization)

                                   94-1461226
                       I.R.S. Employer Identification No.

            767 Fifth Avenue
            New York, New York                               10153
(Address of Principal Executive Offices)                   (Zip Code)

                          CHRIS-CRAFT INDUSTRIES, INC.
                         1999 MANAGEMENT INCENTIVE PLAN
                            (Full Title of the Plan)

                              Brian C. Kelly, Esq.
                          Chris-Craft Industries, Inc.
                                767 Fifth Avenue
                            New York, New York 10153
                     (Name and Address of Agent for Service)

                                 (212) 421-0200
                     (Telephone Number, including Area Code,
                              of Agent for Service)

------------------------------------------------------------------
             |             | Proposed |  Proposed  |
Title of     |             | Maximum  |  Maximum   |
Securities   |  Amount     | Offering |  Aggregate |  Amount of
to be        |  to be      | Price    |  Offering  |  Registration
Registered   |  Registered | Per Share|  Price     |  Fee
-------------|-------------|----------|------------|---------------
Common Stock |   2,500,000 |  $74.81  |187,031,250 | $51,994.69
             |             |    (1)   |            |
------------------------------------------------------------------
(1) Computed based upon the average of the high and low prices of the Common Stock on November 11, 1999, as reported in the consolidated reporting system.

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Item 3.  INCORPORATION OF DOCUMENTS BY REFERENCE

            There is incorporated herein by this reference thereto and made a part hereof the documents listed in clauses (a) and (b) below and all documents subsequently filed by the registrant or the plan pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, which shall be deemed to be incorporated by this reference in this registration statement and to be a part hereof from the date of filing of such documents.

              (a) The registrant's annual report on Form 10-K for the year ended December 31, 1998.

              (b) The registrant's proxy statement dated March 31, 1999 and the registrant's quarterly reports on Form 10-Q for the quarters ended March 31, 1999, June 30,1999, and September 30, 1999.


                     DESCRIPTION OF CAPITAL STOCK

            The registrant's outstanding capital stock consists of Common Stock, par value $.50 per share ("Common Stock"), Class B Common Stock, par value $.50 per share ("Class B Common Stock"), Prior Preferred Stock, without par value ("Prior Preferred Stock"), $1.40 Convertible
Preferred Stock, par value $1.00 per share ("$1.40 Convertible Preferred
Stock").

        In addition, there are authorized 10,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"), of which none is outstanding. The Preferred Stock may be issued, without further stockholder approval, from time to time as a class without series or in one or more series, with such voting power, designations, preferences, rights, qualifications, limitations or restrictions, as shall be determined by the Board of Directors before the issuance thereof. The rights of any series of Preferred Stock may be superior, equal or subordinate to the rights of the $1.40 Convertible Preferred Stock.

        All outstanding shares are fully paid and non-assessable.

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Dividend Rights

        Subject to the prior rights to dividends of each of the two outstanding classes of preferred stock, the holders of Common Stock and Class B Common Stock are entitled to receive cash dividends as and when declared by the Board of Directors from funds legally available therefor.

In general, the holders of Class B Common Stock are entitled to receive the same per share dividends as the holders of Common Stock, except that the Board of Directors may, in its discretion, declare cash dividends (other than liquidating dividends) in a greater amount per share on the Common Stock than on the Class B Common Stock or may declare a cash dividend (other than a liquidating dividend) on the Common Stock without declaring any such dividend on the Class B Common Stock. In the case of stock dividends or stock splits, only Common Stock may be distributed with respect to Common Stock, and only Class B Common Stock may be distributed with respect to Class B Common Stock, but such dividends or splits may be made only if made concurrently and at the same rate per share on the Common Stock and Class B Common Stock. The holders of Prior Preferred Stock are entitled to receive, as and when declared, cumulative cash dividends at an annual rate of $1.00 per share. After provision shall have been made for the holders of the Prior Preferred Stock, holders of the $1.40 Convertible Preferred Stock are entitled to receive, as and when declared, cumulative cash dividends at an annual rate of $1.40 per share. No dividends may be paid on the Common Stock or the Class B Common Stock when dividends on any class of preferred stock are in arrears. See "Dividend Restrictions."

Liquidation Rights

        In the event of a liquidation, dissolution, or winding up of the affairs of the Company, whether voluntary or involuntary, after the payment or setting apart for payment to the holders of Prior Preferred Stock and $1.40 Convertible Preferred Stock of the full preferential amounts to which such holders are respectively entitled, all of the remaining assets of Chris-Craft are distributable to the holders of the Common Stock and Class B Common Stock in equal amounts per share. Accordingly, (i) holders of Prior Preferred Stock are entitled to receive $21.50 per share, plus cash equal to cumulative dividends thereon to the end of the quarterly dividend period in which such distribution or payment is made, and (ii) holders of $1.40 Convertible Preferred Stock are entitled to receive $23 per share, plus cash equal to cumulative dividends thereon to the end of the dividend period next preceding the date of such distribution or payment.

Restrictions on Transfer; Conversion Privileges; Voting Rights

        The Class B Common Stock is not transferable except to specified persons ("Permitted Transferees"), entitles its holder to ten votes per share, and is convertible on a share-for-share basis into transferable Common Stock, which entitles its holder to one vote per share. At any time when the total number of shares of Class B Common Stock outstanding and reserved for issuance upon conversion of the $1.40 Convertible Preferred Stock and upon exercise of employee stock options falls below 5% of the total number of shares of Class B Common Stock outstanding and so reserved immediately following the initial distribution of the Class B Common Stock (as adjusted for stock splits and stock dividends), all outstanding Class B Common Stock will automatically be converted into Common Stock.

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        So long as any Class B Common Stock is outstanding, each share of
Prior Preferred Stock entitles its holder, if he was the holder of such share on November 10, 1986 or is a Permitted Transferee, to 6.3 votes; the holder of any share of Prior Preferred Stock transferred after November 10, 1986 (other than a permitted transferee) is entitled to .3 votes. So long as any Class B Common Stock is outstanding, each share of $1.40 Convertible Preferred Stock entitles its holder, if he was the holder on November 10, 1986 or is a Permitted Transferee, to convert such share of $1.40
Convertible Preferred Stock into shares of Common Stock and Class B Common Stock and to the number of votes as shall equal 21 times the number (rounded to one decimal place) of shares of Common Stock into which such share of $1.40 Convertible Preferred Stock is directly convertible. The holder of any share of $1.40 Convertible Preferred Stock transferred after November
10, 1986 (unless the holder is a Permitted Transferee) is entitled to convert such share into Common Stock and to the number of votes per share that equals the number of shares of Common Stock into which such share is convertible. The number of shares of Common Stock or Class B common
Stock into which the $1.40 Convertible Preferred Stock is convertible is subject to adjustment for Common Stock and Class B Common Stock dividends and splits declared after November 10, 1986 and is set forth in the Notes to Consolidated Financial Statements included in the Annual Reports. Additional requirements apply to the voting of shares held of record by a broker or a dealer in securities, a bank or voting trustee or a nominee of any such, or otherwise held of record by a nominee of the beneficial owner of such share.

        Except as set forth below and as required by law, holders of Prior Preferred Stock, $1.40 Convertible Preferred Stock, Class B Common Stock and Common Stock have general voting rights and vote together as a single class.

        Affirmative votes of the holders of a majority of the outstanding shares of Common Stock and of the Class B Common Stock, each voting separately as a class, are required to authorize (i) additional shares of Class B Common Stock, (ii) modification or repeal of the limitations on further issuance of Class B Common Stock, or (iii) other amendments to the Restated Certificate of Incorporation that alter or change the powers, preferences or special rights of the Class B Common Stock or the Common Stock so as to affect it adversely.

        If at any time dividends upon the Prior Preferred Stock are in arrears to the extent of $1.50 per share, holders of Prior Preferred Stock have the right, voting separately as a class, at a special meeting of holders of Prior Preferred Stock, to elect directors to fill three additional directorships thereby created and to continue to elect three directors at each annual meeting of stockholders thereafter so long as any such dividends remain in arrears. This right, whenever exercisable, is in lieu of all other voting rights of holders of Prior Preferred Stock with respect to the election of directors.

        If at any time three or more semiannual dividends upon the $1.40 Convertible Preferred Stock, in whole or in part (whether or not consecutive), have not been paid or provided for, holders of $1.40 Convertible Preferred Stock have the right, voting separately as a class, at a special meeting of the holders of the $1.40 Convertible Preferred Stock,

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to elect directors to fill two additional directorships thereby created, and to continue to elect two directors at each annual meeting of stockholders thereafter so long as such three or more semiannual dividends remain in arrears. This right is in addition to all other voting of holders of $1.40 Convertible Preferred Stock.

Redemption Provisions

        Shares of Prior Preferred Stock may be redeemed from time to time by action of the Board of Directors at $25 per share plus cumulative dividends to the end of the dividend period in which the date of redemption falls. Shares of $1.40 Convertible Preferred Stock may be redeemed from time to time by action of the Board of Directors at $40 per share plus cumulative dividends to the dividend payment date next preceding the date of redemption, so long as the net worth of Chris-Craft shall immediately thereafter be not less than the liquidation preference of the then outstanding shares of Prior Preferred Stock.

        The Common Stock and Class B Common Stock are not redeemable although they may be repurchased from time to time by action of the Board of Directors. There is no sinking fund for any outstanding stock of Chris-Craft.

Preemptive Rights

        Holders of Prior Preferred Stock, $1.40 Convertible Preferred Stock, Class B Common Stock and Common Stock are not entitled as a matter of right to subscribe for or purchase any stock or other securities of Chris-Craft, except that holders of $1.40 Convertible Preferred Stock and Class B Common Stock shall be entitled to receive options or rights granted by Chris-Craft to the holders of its Common Stock to subscribe for shares of Common Stock or other securities in the respective amounts to which such holders of Class B Common Stock and $1.40 Convertible Preferred Stock would be entitled if they converted their shares of such stock into Common Stock immediately prior to the date for the determination of the holders of Common Stock entitled to receive such options or rights.

Noncumulative Voting; Classified Board

        Holders of Common Stock, Class B Common Stock, Prior Preferred Stock, and $1.40 Convertible Preferred Stock do not have cumulative voting rights for the election of directions. Directors are elected by the combined vote of the holders of the outstanding classes of stock mentioned immediately above, weighted as described under Voting Rights, except in the event of certain dividend arrearages with respect to the Prior Preferred Stock or the $1.40 Convertible Preferred Stock, in which case special voting rights for the election of directors are applicable. This means that absent such arrearages, the holders of more than 50% of the shares voting for the election of directors (weighted as described above) can elect all of the directors to be elected at the meeting, if they choose to do so, and, in such event, the holders of the remaining less than 50% of the shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors. At each annual meeting of stockholders, absent such arrearages, approximately one-third of the entire Board of Directors is elected for a three-year term.

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Dividend Restrictions

        The payment of dividends on, and the purchase and redemption of, Common Stock and Class B Common stock is prohibited by the Company's Restated Certificate of Incorporation whenever the full dividends on each of the classes of preference stock for all past dividend periods have not been paid, and dividends thereon for the current dividend periods have not been paid or declared and a sum sufficient for the payment of such dividends set apart.

Item 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

            Section 145 of the Delaware General Corporation Law provides generally that a corporation shall have the power to indemnify any person sued as a director, officer, employee or agent of the corporation, or of another corporation if serving as such at the request of the indemnifying corporation, in non-derivative suits for expenses (including attorneys' fees), judgments, fines and amounts paid in settlement if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the indemnifying corporation. In the case of criminal actions and proceedings, such person must also have had no reasonable cause to believe his conduct was unlawful. Indemnification of expenses is authorized in stockholder derivative suits where such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the indemnifying corporation and so long as he had not been found liable to the indemnifying corporation. Even in this latter instance, the court may determine that in view of all the circumstances such person is entitled to indemnification for such expenses as the court deems proper. A person sued as a director, officer, employee or agent of a corporation who has been successful in defense of the action must be indemnified by the corporation against expenses.

            The registrant's By-laws include the indemnification provisions excerpted below:


                               Article V

        Section 1. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful....

        Section 2. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or

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completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

            The registrant maintains directors' and officers' liability insurance for all its directors and officers.

Item 8.  EXHIBITS

            There are filed as a part of this registration statement, the exhibits listed in the Exhibit Index.

Item 9.  UNDERTAKINGS

            (a)   The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being offered which remain unsold at the termination of the offering.

            (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the

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offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on November 16, 1999.


                                CHRIS-CRAFT INDUSTRIES, INC.
                                (Registrant)


                                By: WILLIAM D. SIEGEL
                                    Senior Vice President

                            POWER OF ATTORNEY

            KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of William D. Siegel, Brian C. Kelly, David C. Fischer, and Harold I. Kahen as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or his substitutes, may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                              Title                    Date


Herbert J. Siegel               Chairman, President and      November 16, 1999
                                Director (principal
                                executive officer)

William D. Siegel               Senior Vice President and    November 16, 1999
                                Director (principal
                                financial officer)

Joelen K. Merkel                Vice President and           November 16, 1999
                                Treasurer (principal
                                accounting officer)


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Howard Arvey                    Director                     November 16, 1999

Lawrence R. Barnett             Director                     November 16, 1999

John C. Bogle                   Director                     November 16, 1999

Jeane J. Kirkpatrick            Director                     November 16, 1999

James J. Rochlis                Director                     November 16, 1999

John C. Siegel                  Director                     November 16, 1999

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                             EXHIBIT INDEX



   Location/
Incorporated by            Exhibit
Reference to:                 No.                    Exhibit

Registrant's proxy             4                1999 Management Incentive Plan
statement dated March
31, 1999

        (1)                     5               Opinion of Loeb and
                                                Loeb as to legality
                                                of securities being
                                                registered

        (1)                     23.1            Consent of Price-
                                                waterhouseCoopers LLP



        (2)                     23.2            Consent of Loeb &
                                                Loeb LLP

        (3)                     24              Power of Attorney
                                                authorizing any of
                                                William D. Siegel,
                                                Brian C. Kelly,
                                                David C. Fischer and
                                                Harold I. Kahen to
                                                sign the registration
                                                statement


(1)     Filed herewith

(2)     Included in Exhibit 5

(3)     Located on Signature Page